UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Submission of Matters to a Vote of Security Holders.

On May 16, 2022, Mereo BioPharma Group plc (the “Company”) held its 2022 Annual General Meeting of Shareholders (the “AGM”), and all resolutions were passed as proposed. Of the ordinary shares entitled to vote, there were 389,149,862 ordinary shares represented in person or by proxy at the AGM. The matters voted upon at the AGM, and the final results of such voting are set forth below. A “vote withheld” is not a vote in law and votes withheld had no effect on the proposals.

Resolution 1

That the Company’s annual report and accounts for the financial year ended December 31, 2021, together with the directors’ report and independent auditor’s report thereon, be received and adopted.

References in Resolution 1 above to the Company’s annual report are to the Company’s U.K. annual report for the year ended December 31, 2021. The Company’s annual financial statements, the directors’ report and the independent auditor’s report for the financial year ended December 31, 2021 were sent to and/or made available to shareholders from April 1, 2022 and can be accessed at www.mereobiopharma.com/investors which is an inactive textual reference only and no part of such website is incorporated herein by reference.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
387,752,827	99.75%	963,305	0.25%	433,730

Resolution 2

That BDO LLP be re-appointed as auditors to hold office from the conclusion of the AGM until the conclusion of the next Annual General Meeting at which the Company’s annual report and accounts are presented.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
294,754,702	75.82%	94,020,900	24.18%	374,260

Resolution 3

That the directors of the Company be authorized to determine BDO LLP’s remuneration.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
387,178,997	99.55%	1,765,715	0.45%	205,150

Resolution 4

That the directors’ remuneration report (excluding the directors’ remuneration policy, set out on pages 19 to 29 of the directors’ remuneration report), as set out in the Company’s annual report and accounts for the financial year ended December 31, 2021, be approved.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
290,941,347	74.88%	97,611,150	25.12%	597,365

Resolution 5

That Anne Hyland be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
379,571,982	99.26%	2,847,465	0.74%	6,730,415

Resolution 6

That Dr. Pierre Jacquet be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
379,507,042	99.23%	2,930,455	0.77%	6,712,365

Resolution 7

That Dr. Deepika Pakianathan be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
379,679,887	99.26%	2,844,910	0.74%	6,625,065

Resolution 8

That Michael Wyzga be re-appointed as a director of the Company.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
378,515,892	98.97%	3,941,985	1.03%	6,691,985

Resolution 9

That the Company adopt a new set of articles of association (the “New Articles”), to replace the existing articles of association, last amended in 2018 (the “Existing Articles”). The New Articles will take effect from the conclusion of the AGM, a copy of which is furnished as Exhibit 3.1 hereto and incorporated by reference herein. The principal changes are summarized below. Other changes, which are deemed to be of a minor, non-substantive, technical or clarificatory nature have not been noted below.

A. Maximum number of Directors

The New Articles amend the provisions of the Existing Articles relating to the number of Directors, to increase the maximum number of Directors from nine to ten.

B. Hybrid general meetings

The Directors believe that offering shareholders a choice to participate in general meetings either in person or electronically offers a positive solution both for those shareholders who are unable to attend in person and for the Company, allowing meetings to be conducted in times where physical participation may be prevented or restricted. To make it easier for the Company’s shareholders to take part in future general meetings and to increase shareholder engagement, the New Articles permit the Company to hold ‘hybrid’ general meetings where shareholders have the option to attend and participate either in person (in a main location or in specified satellite locations as currently provided for by the Existing Articles) or virtually by electronic means.

The New Articles will not permit the Company to hold virtual only general meetings.

C. Postponement of general meetings

The New Articles allow the Directors to postpone or move a general meeting to another date, time and/or place and/or to change the electronic facility for the meeting. In the event of a postponement, notice of the date, time and place of the rearranged meeting (or places in the case of a satellite meeting) would, if practicable, also be placed on the Company’s website.

D. Untraced shares

The New Articles amend the provisions of the Existing Articles relating to shareholders who are considered untraced after a period of twelve years. The New Articles provide the Company greater flexibility when trying to trace shareholders. They replace the requirement to place notices in newspapers with a requirement for the Company to take reasonable steps to trace the shareholder and let them know that it intends to sell their shares. This can include engaging a professional asset reunification company or other tracing agency to search for shareholders who have not kept their details up-to-date on the share register. Shareholders whose shares are sold following this tracing process will not be able to claim the proceeds of the sale and the Company can use these funds as the Directors think fit.

E. Share warrants

The Small Business, Enterprise and Employment Act 2015 prohibits the creation of new bearer shares and requires existing bearer shares to be converted into registered shares. In light of this, the provisions in the Existing Articles relating to share warrants to bearer are removed in the New Articles. This change will not impact the equity warrants to subscribe for shares in the Company, which have been issued or which may be issued in the future by the Company.

F. Generally

Generally, the opportunity has been taken to update the language in the New Articles wherever appropriate.

Vote for	% of shares voted	Votes against	% of shares voted	Votes withheld
386,678,152	99.63%	1,422,755	0.37%	1,048,955

Based on the foregoing votes, the shareholders re-elected each of Anne Hyland, Dr. Pierre Jacquet, Dr. Deepika Pakianathan and Michael Wyzga as directors, and approved Resolutions 1,2,3,4 and 9.

Exhibit Index

Exhibits

3.1	New Articles of Association of Mereo BioPharma Group plc, dated May 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel